UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707–8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2018 Husky Energy Inc. issued a press release advising it was continuing to respond to a fire at its Superior Refinery located in Superior, Wisconsin. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: April 26, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

UPDATE: Husky Continues to Respond to Incident at Superior Refinery

Husky Energy is continuing to respond to an incident involving a fire at its Superior Refinery located in Superior, Wisconsin.

The Company’s first priority remains the safety of its people, the community and emergency responders.

Emergency crews are on site and an evacuation order has been issued by Douglas County Emergency Management. All workers have been accounted for, and no fatalities have been reported. Several people have been taken to hospital and are reported to be in stable condition.

Husky continues to work with first responders and regulatory authorities. Local air quality is being monitored.

Husky would like to thank emergency responders, municipal authorities, businesses and residents who have offered their support.

Further information will be provided as it becomes available.

Those who have been impacted by this incident can obtain insurance information at 1-800-686-3192.

Investor and Media Inquiries:

Rob Knowles, Manager, Investor Relations

587-747-2116

Mel Duvall, Manager, Media & Issues

403-513-7602